Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. GASLOG PARTNERS LP GILDO PASTOR CENTER 7 RUE DU GABIAN MC 98000, MONACO ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR proposals 1 and 2. 1. To elect Robert B. Allardice III as class I Director to serve for three-year term until the 2022 annual meeting or until his successor has been elected or appointed. 2. To ratify the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2019. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For 0 0 Against 0 0 Abstain 0 0 0 For address change/comments, mark here. (see reverse for instructions) Please indicate if you plan to attend this meeting Yes 0 No 0 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date 0000407781_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement are available at www.proxyvote.com . GASLOG PARTNERS LP Annual Meeting of Limited Partners May 10, 2019 3:00 PM Central European time This proxy is solicited by the Board of Directors The limited partner(s) hereby appoint(s) Andrew J. Orekar and Alastair J.C. Maxwell, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common units of GASLOG PARTNERS LP that the limited partner(s) is/are entitled to vote at the Annual Meeting of Limited Partners to be held at 3:00 PM, Central European time on May 10, 2019, at Hotel de Paris Monte-Carlo, Place du Casino, MC 98000 Monaco and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Address change/comments: (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side 0000407781_2 R1.0.1.18